UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

401(k) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

2701 Navistar Drive

Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. 401(k) Plan for Represented Employees (“the Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2012 and 2011, and for the year ended December 31, 2012, and the schedules as of December 31, 2012, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. 401(k) Plan for Represented Employees

By:	Navistar, Inc.
Plan Administrator

/s/ Richard C. Tarapchak
Name:	Richard C. Tarapchak
Title:	Vice President and Controller
(Principal Accounting Officer)

June 25, 2013

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. 401(k) PLAN FOR REPRESENTED EMPLOYEES

DECEMBER 31, 2012 AND 2011

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee

Navistar, Inc.

Participants and Administrator of Navistar, Inc. 401(k) Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 and schedule of delinquent participant contributions for the year ended December 31, 2012 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Grant Thornton LLP

Appleton, Wisconsin

June 25, 2013

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2012	2011
Assets
Investment in Master Trust, at fair value	$130,065,284	$134,302,730

Receivables
Participant pretax contributions	77,112	246,692
Employer contributions	370,300	383,938
Notes receivable from participants	4,530,501	4,455,448

Total receivables	4,977,913	5,086,078

Total assets	135,043,197	139,388,808

Liabilities
Refunds due to participants	31,786	62,448

Net assets available for benefits, at fair value	135,011,411	139,326,360

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,053,068)	(404,025)

NET ASSETS AVAILABLE FOR BENEFITS	$133,958,343	$138,922,335

The accompanying notes are an integral part of these statements.

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Net investment gain from Master Trust (Note C)	$10,143,675

Interest income on notes receivable from participants	200,292

Contributions
Participant pretax	6,757,227
Employer retirement	730,374
Employer matching	1,111,386
Rollovers from other qualified plans	150,833

Total contributions	8,749,820

Benefits paid to participants	(21,810,862)
Administrative expenses	(13,729)

Decrease in net assets prior to transfers	(2,730,804)

Transfers to other qualified plans within Master Trust, net	(2,233,188)

NET DECREASE	(4,963,992)

Net assets available for benefits
Beginning of year	138,922,335

End of year	$133,958,343

The accompanying notes are an integral part of this statement.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. 401(k) Plan for Represented Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, established October 2, 1991, is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain affiliates participating under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of the respective bargaining agreements.

Contributions and Vesting

Participant contributions may be made to the Plan only on a pretax basis and are subject to annual maximum limits equal to the lesser of 25% (20% for Workhorse Custom Chassis, LLC employees) of the participant’s eligible compensation or a prescribed Internal Revenue Service (“IRS”) dollar amount. Those participants who were age 50 or over during the Plan year are permitted to contribute additional amounts on a pretax basis. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

For the 2012 and 2011 Plan years, certain collective bargaining agreements provide for an employer retirement contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant’s age at either year-end, or the calendar quarter in accordance with the applicable collective bargaining agreement, and eligible compensation. Certain collective bargaining agreements also provide for an employer matching contribution of either 25% of the first 6% of eligible compensation deferred by the participant or 100% of the first 4% of eligible compensation deferred by the participant, as specified in the eligible participant’s respective collective bargaining agreement.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants vest in the employer retirement and matching contributions credited to their account in accordance with the vesting schedule as set forth in their respective collective bargaining agreement. Non-vested contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2012 and 2011, forfeited non-vested accounts approximated $369,000 and $196,000, respectively. For the Plan year ended December 31, 2012, $108,288 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2012 and 2011 consisted of funds classified as registered investment companies, common and collective funds or Navistar common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Realized and unrealized appreciation and depreciation, dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus one percentage point.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN - Continued

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. The employer retirement contributions, matching contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund will be made in the form of Navistar common stock.

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. A participant who is on layoff is considered to have terminated employment after the 12 month anniversary of the commencement of the period of continuous layoff. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. If the asset value is more than $1,000 but not more than $5,000, and the participant has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly in accordance with the provisions of the Plan, then the Plan will pay the distribution in a direct rollover to an individual retirement plan as designated by the Plan. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a stable value fund that is separately managed as part of the Navistar, Inc. Master Trust (the “Master Trust”). As required, the statements of net assets

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Presentation - Continued

available for benefits present the proportionate share of the fair value of the stable value fund held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•

Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Wrapper contracts: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Common and collective funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See Note C - Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2012 and 2011.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2012 and 2011, there were no benefits due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company. Certain Plan administrative expenses are paid by the Plan and are expensed as incurred.

Transfers

Transfers between the Plan and the other plan participating in the Master Trust occur when a participant incurs a change in job status, or a job transfer to another affiliate, that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. During 2012, net transfers of ($2,233,188) were transferred from the Plan for such changes to other plan within the Master Trust.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2012 and 2011, calculated on a cash basis, are as follows:

	2012	2011
Navistar, Inc. 401(k) Plan for Represented Employees	16.03%	17.84%
Navistar, Inc. Retirement Accumulation Plan	83.97%	82.16%

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2012	2011
Common and collective funds	$469,757,811	$425,457,489

Registered investment companies	318,941,070	306,629,461

Navistar common stock	20,525,947	20,619,395

Total investments, at fair value	809,224,828	752,706,345

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,528,357)	(1,648,954)

Net investments	$804,696,471	$751,057,391

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2012, are summarized below:

Dividend and interest income
Common and collective funds	$12
Registered investment companies	13,428,930

Total dividend and interest income	13,428,942

Net realized and unrealized appreciation (depreciation) in fair value of investments
Common and collective funds	36,332,167
Registered investment companies	34,758,961
Navistar common stock	(9,410,107)

Net appreciation in fair value of investments	61,681,021

Net investment income	$75,109,963

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2012 and 2011:

2012	Level 1	Level 2	Level 3	Total
Common and collective funds
Cash equivalents (a)	$—	$6,814,011	$—	$6,814,011
Target date (b)	—	180,025,362	—	180,025,362
Index (c)	—	55,851,045	—	55,851,045
Fixed income (d)	—	227,067,393	—	227,067,393

Total common and collective funds	—	469,757,811	—	469,757,811
Registered investment companies
Equities
Multi Cap Value	61,547,879	—	—	61,547,879
Large Cap Value	26,284,402	—	—	26,284,402
Large Cap Growth	65,843,903	—	—	65,843,903
Small Cap Core	59,750,029	—	—	59,750,029
Mid Cap Growth	66,442,959	—	—	66,442,959
International Core	39,071,898	—	—	39,071,898

Total registered investment companies	318,941,070	—	—	318,941,070

Navistar common stock	20,525,947	—	—	20,525,947

Total assets at fair value	$339,467,017	$469,757,811	$—	$809,224,828

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE C - MASTER TRUST - Continued

2011	Level 1	Level 2	Level 3	Total
Common and collective funds
Cash equivalents (a)	$—	$5,140,119	$—	$5,140,119
Target date (b)	—	142,618,769	—	142,618,769
Index (c)	—	53,751,573	—	53,751,573
Fixed income (d)	—	223,947,028	—	223,947,028

Total common and collective funds	—	425,457,489	—	425,457,489
Registered investment companies
Equities
Multi Cap Value	60,903,110	—	—	60,903,110
Large Cap Value	25,665,191	—	—	25,665,191
Large Cap Growth	63,051,114	—	—	63,051,114
Small Cap Core	56,633,521	—	—	56,633,521
Mid Cap Growth	65,105,465	—	—	65,105,465
International Core	35,271,060	—	—	35,271,060

Total registered investment companies	306,629,461	—	—	306,629,461

Navistar common stock	20,619,395	—	—	20,619,395

Total assets at fair value	$327,248,856	$425,457,489	$—	$752,706,345

The common and collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a) The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.

(b) The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will gradually increase as time gets closer to each fund’s target date. Redemption from these funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both parties.

(c) The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE C - MASTER TRUST - Continued

(d) The investment strategy of this category is (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

NOTE D - INVESTMENT CONTRACTS

The Plan provides participants a stable value investment option that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The stable value fund is managed for the Plan by the Trustee and invests in a short-term collective fund and synthetic guaranteed investment contracts (“synthetic GICs”). A synthetic GIC is an insurance wrapper contract paired with an underlying investment. The Plan’s synthetic GICs are held in the Master Trust and are comprised of a fixed income collective fund and several wrapper contracts entered into with different financial institutions. As described in Note B, the synthetic GICs in the stable value investment option are fully benefit-responsive and are therefore included in the Plan’s Investment in Master Trust on the Statements of Net Assets Available for Benefits at the fair value of the fixed income collective fund and wrapper contracts with an adjustment from fair value to contract value for the fully benefit responsive contracts. There are no reserves against contract values for credit risk of the financial institutions or otherwise.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a synthetic GIC at its contract value. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code (“IRC”) as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin off, or other significant restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases participant or employer contributions, the establishment of a competing Plan by the Company, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; or events resulting in a material adverse financial impact on the contract issuer, including changes in the IRC, laws or regulations. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual traditional synthetic GIC contract. The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a synthetic GIC at its contract value with participants, is probable.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE D - INVESTMENT CONTRACTS - Continued

Contracts issuers are not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract by the issuer or the Plan which is not corrected within the applicable cure period.

The average yield based on actual earnings for the stable value fund was approximately 4.31% for the year ended December 31, 2012. The average yield based on the interest rate credited to participants, was approximately 2.11% for the year ended December 31, 2012.

NOTE E - CONTINGENCIES

In December 2007, a complaint, which was subsequently amended in May 2008, was filed in the United States District Court, Northern District of Illinois, against Navistar by Norfolk County Retirement System and Brockton Contributory Retirement System (collectively “Norfolk”).

The plaintiffs in the Norfolk case alleged they were shareholders suing on behalf of themselves and a class of other shareholders who purchased shares of Navistar common stock between February 14, 2003 and July 17, 2006. At all times during the class period a Navistar common stock fund was available to Plan participants as an investment alternative. The amended complaint alleged that the defendants, which included Navistar, one of its executive officers, two of its former executive officers, and Navistar’s former independent accountants, Deloitte & Touche LLP (“Deloitte”), violated federal securities laws by making false and misleading statements about Navistar’s financial condition during that period. In March 2008, the Court appointed Norfolk County Retirement System and the Plumbers Local Union 519 Pension Trust as joint lead plaintiffs. As reported to the Court on November 4, 2010, the parties entered into a tentative settlement to resolve the matter. Pursuant to the proposed settlement, Navistar agreed to cause $13 million to be paid to a settlement fund and, in return, plaintiffs would dismiss the lawsuit with prejudice and provide a release of all claims that relate in any manner to the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the allegations in the complaint. The proposed settlement agreement also contained, among other provisions, a statement that each of the defendants denied and continues to deny having committed or intended to commit any violations of law or any wrongdoing whatsoever, that each of the defendants did not make any admission of liability, and that the defendants

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE E - CONTINGENCIES - Continued

entered into the settlement solely because it would eliminate the burden, risk and expense of further litigation and would fully and finally resolve all of the claims released by plaintiffs. The proposed settlement required approval by the Court before it became final. On January 25, 2011, the Court entered an order preliminarily approving the proposed settlement. Notice of the proposed settlement was provided to the class, and class members had the opportunity to decide to opt in to the settlement, opt out of the settlement, object to the settlement, or do nothing. In December 2006, the Company engaged Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as an independent fiduciary with certain oversight responsibilities for the Navistar common stock fund within the Plan. On April 8, 2011, the Company also engaged Fiduciary Counselors as an independent fiduciary to evaluate the proposed Norfolk settlement on behalf of the Plan. Fiduciary Counselors evaluated the proposed settlement and determined the Plan should opt in. On May 27, 2011, the Court entered an order finally approving the settlement and dismissing the case with prejudice. Fiduciary Counselors facilitated the filing of necessary proof of claim documentation by the June 14, 2011 due date for filing claims.

The funds were deposited into the Plan on April 30, 2013.

NOTE F - TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated September 17, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that, in all material respects, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In December 2010, the Plan filed an application with the IRS requesting an updated determination letter from the IRS for the continued qualification of the Plan. The Plan received acknowledgement of the application from the IRS in January 2011. A response has not yet been received from the IRS.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE G - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings of the Master Trust.

See NOTE E regarding certain class action securities litigation (Norfolk) involving Navistar as a defendant.

See NOTE K regarding certain other class action securities litigation involving Navistar as a defendant.

NOTE I - DELINQUENT PARTICIPANT CONTRIBUTIONS

During the plan year ended December 31, 2012, there was one deemed loan made to the Company when contributions and interest related to late participant contributions in 2012 were deemed to have not been remitted to the employee’s account maintained by the trustee in the time frame mandated by the DOL regulations. The Company remitted the contributions and accrued interest for the transaction in 2013.

The Company notified the Department of Labor, Employee Benefits Security Administration (“EBSA”) through the EBSA Voluntary Fiduciary Correction Program (“VFCP”) of the late remittance.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2012	2011
Net assets available for benefits per financial statements	$133,958,343	$138,922,335
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	1,053,068	404,025

Net assets available for benefits per Form 5500	$135,011,411	$139,326,360

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2012:

Change in net assets per financial statements	$(4,963,992)
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	1,053,068
Prior year	(404,025)

Change in net assets of Plan per Form 5500	$(4,314,949)

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE K - SUBSEQUENT EVENTS

The company has evaluated subsequent events from December 31, 2012 through the date these financial statements were available to be issued.

In March 2013, a putative class action complaint, alleging securities fraud, was filed against Navistar by the Construction Workers Pension Trust Fund - Lake County and Vicinity, on behalf of itself and all other similarly situated purchasers of our common stock between the period of November 3, 2010 and August 1, 2012. A second class action complaint was filed against Navistar in April 2013 by the Norfolk County Retirement System, individually and on behalf of all other similarly situated purchasers of our common stock between the period of June 9, 2010 and August 1, 2012. A third class action complaint was filed against Navistar in April 2013 by Jane C. Purnell FBO Purnell Family Trust, on behalf of itself and all other similarly situated purchasers of our common stock between the period of November 3, 2010 and August 1, 2012. Each complaint named Navistar as well as Daniel C. Ustian, Navistar’s former President and Chief Executive Officer, and Andrew J. Cederoth, Navistar’s current Executive Vice President and Chief Financial Officer as defendants. These complaints contain similar factual allegations which include, among other things, that Navistar violated the federal securities laws by knowingly issuing materially false and misleading statements concerning its financial condition and future business prospects and that it misrepresented and omitted material facts in filings with the Securities and Exchange Commission concerning the timing and likelihood of Environmental Protection Agency (“EPA”) certification of certain Company engines to meet 2010 EPA emission standards. The plaintiffs in these matters seek compensatory damages and attorneys’ fees, among other relief. In May 2013, motions to establish lead counsel status for the putative class were filed and an order was entered transferring and consolidating all cases before one Judge and setting a briefing schedule to establish lead counsel status.

Please see NOTE H regarding Related Party Transactions.

SUPPLEMENTAL SCHEDULES

Navistar, Inc. 401(k) Plan for Represented Employees

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Identity of issue	Description of investment	Cost**	Current Value
*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$4,530,501

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Navistar, Inc. 401(k) Plan for Represented Employees

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$ 6,748	$—	$—	$	$6,748